Exhibit 99.3

Algonquin Power & Utilities Corp. Declares Fourth Quarter 2012 Dividends

OAKVILLE, ON, Nov. 20, 2012 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX:AQN AQN.PR.A) of Oakville, Ontario announced today that the Board of Directors of APUC have declared a dividend of $0.0775 on its common shares, payable on January 15, 2013 to the shareholders of record on December 31, 2012 for the period from October 1, 2012 to December 31, 2012; and an initial dividend of $0.1603 per Preferred Share, Series A, payable in cash on December 31, 2012 to Preferred Share, Series A holders of record on December 17, 2012, for the period from November 9, 2012 to, but excluding, December 31, 2012.

The common share dividend will be paid in cash or, if a shareholder has enrolled in the shareholder dividend reinvestment plan (“the Plan”), dividends will be reinvested in additional shares (“Plan Shares”) of APUC as per the Plan. Plan Shares will be acquired by way of a Treasury Purchase at the average market price as defined in the Plan less a 5% discount for the fourth quarter of 2012.

For Canadian resident shareholders, dividends declared on both common shares and Preferred Shares, Series A are considered as “eligible dividends” for purposes of the dividend tax credit rules contained in the Income Tax Act (Canada).

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified portfolio of $1.7 billion of regulated and non-regulated utilities in North America. The company’s regulated utilities business provides regulated water, electricity and natural gas utility services to more than 335,000 customers with a portfolio of 27 distribution utility systems. The company’s non-regulated electric generation subsidiary includes 23 renewable energy facilities and 7 thermal energy facilities representing more than 460 MW of installed capacity. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN and AQN.PR.A respectively. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

Twitter @AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 08:00e 20-NOV-12